                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM U-9C-3

                                QUARTERLY REPORT

                     FOR THE QUARTER ENDED December 31, 2001

   Filed Pursuant to Rule 58 of the Public Utility Holding Company Act of 1935



                              PROGRESS ENERGY, INC.
                            410 S. Wilmington Street
                                Raleigh, NC 27602

Contents                                                                    Page

ITEM 1 - Organization Chart                                                    2

ITEM 2 - Issuances and Renewals of Securities and Capital Contributions        3

ITEM 3 - Associate Transactions                                                3

ITEM 4 - Summary of Aggregate Investment                                       6

ITEM 5 - Other Investments                                                     6

ITEM 6 - Financial Statements and Exhibits                                     7

                           ITEM 1 - ORGANIZATION CHART

                                                                                             Percentage
                                                                                 State       of Voting
                                                                 Energy or        of         Securities
                     Name of Reporting Company                  Gas Related   Organization      Held          Nature of Business
--------------------------------------------------------------  -----------   ------------   ----------   -------------------------
Progress Ventures, Inc.                                         Energy             NC
     CPL Synfuels LLC                                           Energy             NC            100      Synthetic Fuel Production
     Solid Fuel LLC                                             Energy             DE             90      Synthetic Fuel Production
     Sandy River Synfuel LLC                                    Energy             DE             90      Synthetic Fuel Production
     Colona Synfuel LLLP                                        Energy             DE             17      Synthetic Fuel Production
Strategic Resource Solutions Corp.                              Energy             NC            100      Energy Services Company
     SRS Engineering Corp.                                      Energy             NC            100      Energy Engineering
     Spectrum Controls, Inc.                                    Energy             NC            100      Energy Controls
 Electric Fuels Corporation                                     Energy             FL            100      Procurement and
                                                                                                          Transportation of Coal
     EFC Synfuel LLC                                            Energy             DE            100      Holding Company
            Ceredo Synfuel LLC                                  Energy             DE             99      Synthetic Fuel Production
             Sandy River Synfuel LLC                            Energy             DE              9      Synthetic Fuel Production
             Solid Energy LLC                                   Energy             DE             99      Synthetic Fuel Production
             Solid Fuel LLC                                     Energy             DE              9      Synthetic Fuel Production
       Kentucky May Coal Company, Inc.                          Energy             VA            100      Coal Mine
              Cincinnati Bulk Terminals, Inc.                   Energy             DE            100      Coal and Bulk Material
                                                                                                          Terminal
                 Kanawha River Terminals, Inc.                  Energy             FL            100      Coal and Bulk Material
                                                                                                          Terminal
                  Black Hawk Synfuel, LLC                       Energy             DE            100      Synthetic Fuel Production
                      New River Synfuel LLC                     Energy             CO             10      Synthetic Fuel Production
                  Ceredo Liquid Terminal LLC                    Energy             DE            100      Emulsion Products Terminal
                  Coal Recovery V, LLC                          Energy             MO             25      Synthetic Fuel Marketing
                  Colona Newco, LLC                             Energy             DE            100      Holding Company
                      Colona SynFuel Limited Partnership, LLLP  Energy             DE           20.1      Synthetic Fuel Production
                  Colona Sub No. 2, LLC                         Energy             DE            100      Synthetic Fuel Production
                      Colona Synfuel Limited Partnership, LLLP  Energy             DE              1      Synthetic Fuel Production
                      Colona Synfuel Limited Partnership, LLLP  Energy             DE           61.9      Synthetic Fuel Production
     Progress Materials, Inc.                                   Energy             FL            100      Manufacturing
     Progress Synfuel Holdings, Inc.                            Energy             DE            100      Holding Company
                     Ceredo Synfuel LLC                         Energy             DE              1      Synthetic Fuel Production
                     Sandy River Synfuel LLC                    Energy             DE              1      Synthetic Fuel Production
                     Solid Energy LLC                           Energy             DE              1      Synthetic Fuel Production
                     Solid Fuel LLC                             Energy             DE              1      Synthetic Fuel Production
Utech Venture Capital Corporation                               Energy             DE           9.76      Investment in
                                                                                                          Electrotechnologies
Utech Climate Challenge Fund                                    Energy             DE            9.8      Investment in
                                                                                                          Electrotechnologies

                ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND
                              CAPITAL CONTRIBUTION

Contribution        Company Making                       Company Receiving        Contribution
    Date             Contribution                          Contribution              Amount
    ----             ------------                          ------------              ------
 10/31/2001      CPL Synfuels, LLC                   Sandy River Synfuel, LLC     2,953,936.13
 10/29/2001      EFC Synfuel, LLC                    Sandy River Synfuel, LLC       295,393.62
 10/29/2001      Progress Synfuel Holdings, Inc.     Sandy River Synfuel, LLC        32,821.51
 11/30/2001      CPL Synfuels, LLC                   Solid Fuel, LLC                440,713.17
 11/29/2001      EFC Synfuel, LLC                    Solid Fuel, LLC                 44,071.33
 11/29/2001      Progress Synfuel Holdings, Inc.     Solid Fuel, LLC                  4,896.81
 12/31/2001      CPL Synfuels, LLC                   Sandy River Synfuel, LLC     5,717,703.04
 11/29/2001      EFC Synfuel, LLC                    Sandy River Synfuel, LLC       571,770.31
 11/29/2001      Progress Synfuel Holdings, Inc.     Sandy River Synfuel, LLC        63,530.03
 12/31/2001      CPL Synfuels, LLC                   Solid Fuel, LLC              5,434,172.90
 12/31/2001      EFC Synfuel, LLC                    Solid Fuel, LLC                543,417.29
 12/31/2001      Progress Synfuel Holdings, Inc.     Solid Fuel, LLC                 60,379.70
 12/31/2001      CPL Synfuels, LLC                   EFC Synfuel, LLC             7,460,678.97
 12/31/2001      CPL Synfuels, LLC                   EFC Synfuel, LLC             6,462,999.01

Dividend        Company Making          Company Receiving         Dividend
Date            Dividend                Dividend                  Amount
----            --------                --------                  ------

None to report for this quarter.

                         ITEM 3. ASSOCIATE TRANSACTIONS

 Part I - Transactions Performed by Reporting Companies on Behalf of Associate
                                   Companies

    Reporting Company       Associate Company                   Types of        Direct Costs      Indirect     Cost of    Total Amt.
                                                                Services
    Rendering Services      Receiving Services                  Rendered          Charged      Costs Charged   Capital     Billed
    ------------------      ------------------                  --------          -------      -------------   -------     ------
Strategic Resource          Carolina Power & Light           Energy              3,757,083                               3,757,083
Solutions Corp.                                              Management
Sandy River, LLC            Cincinnati Bulk Terminals, Inc.  Coal sales            271,544                                 271,544
                            Kanawha River Terminals, Inc.    Coal sales             92,902                                  92,902
                                                                                87,942,455                              87,942,455

Electric Fuels Corporation  Florida Power Corporation        Coal Sales

Electric Fuels Corporation  Kanawha River Terminals, Inc.    Coal Sales          4,160,037                               4,160,037

Electric Fuels Corporation  Florida Power Corporation        Admin Services          3,004                                   3,004

Electric Fuels Corporation  Carolina Power & Light           Admin Services         75,495                                  75,495

Electric Fuels Corporation  Progress Land Corporation        Admin Services         49,822                                  49,822

Electric Fuels Corporation  Little Black Mountain Coal       Admin Services         13,426                                  13,426
                            Reserves Inc.

Electric Fuels Corporation  Homeland Coal Company, Inc.      Admin Services         54,410                                  54,410

Electric Fuels Corporation  Awayland Coal Company, Inc.      Admin Services         47,599                                  47,599

Electric Fuels Corporation  Powell Mountain Joint            Admin Services        299,788                                 299,788
                            Venture

Electric Fuels Corporation  Powell Mountain Coal             Admin Services        391,669                                 391,669
                            Company, Inc.

Electric Fuels Corporation  Murphy Land Company, Inc.        Admin Services          5,608                                   5,608

Electric Fuels Corporation  Mesa Hydrocarbons, Inc.          Admin Services        102,748                                 102,748

Electric Fuels Corporation  Progress Synfuel Holdings, Inc.  Admin Services          1,639                                   1,639

Electric Fuels Corporation  EFC Synfuel, LLC                 Admin Services        104,499                                 104,499

Electric Fuels Corporation  Solid Energy, LLC                Admin Services         16,774                                  16,774

Electric Fuels Corporation  Solid Fuel, LLC                  Admin Services         67,574                                  67,574

Electric Fuels Corporation  Ceredo Synfuel, LLC              Admin Services        103,214                                 103,214

Electric Fuels Corporation  Sandy River Synfuel, LLC         Admin Services         87,320                                  87,320

Electric Fuels Corporation  Progress Rail Services           Admin Services      1,868,950                               1,868,950
                            Corporation

Electric Fuels Corporation  Progress Materials, Inc.         Admin Services        390,147                                 390,147

Electric Fuels Corporation  Kentucky May Coal Company, Inc.   Admin Services    432,955                                   432,955

Electric Fuels Corporation  Diamond May Coal Company          Admin Services    301,539                                   301,539

Electric Fuels Corporation  Kentucky May Mining Company       Admin Services    237,112                                   237,112

Electric Fuels Corporation  Cincinnati Bulk Terminals, Inc.   Admin Services    230,377                                   230,377

Electric Fuels Corporation  Kanawha River Terminals, Inc.     Admin Services  1,060,118                                 1,060,118

Electric Fuels Corporation  Colona Synfuel, LLLP              Admin Services    350,468                                   350,468

Electric Fuels Corporation  Black Hawk Synfuel, LLC           Admin Services    127,996                                   127,996

Electric Fuels Corporation  Ceredo Liquid Terminals, LLC      Admin Services     63,866                                    63,866

Colona Synfuel LLLP         Kanawha River Terminals, Inc.     Admin Services     47,503                                    47,503

Colona Synfuel LLLP         Kanawha River Terminals, Inc.     Coal Sales        770,865                                   770,865

                                     ITEM 3.

 Part II - Transactions Performed by Associate Companies on Behalf of Reporting
                                   Companies

     Associate Company      Reporting Company               Types of          Direct Costs     Indirect      Cost of      Total Amt.
                                                            Services
    Rendering Services      Receiving Services              Rendered            Charged     Costs Charged    Capital        Billed
    ------------------      ------------------              --------            -------     -------------    -------        ------
Progress Energy Service     Strategic Resource           Admin Services           701,129        345,161                  1,046,290
Co., LLC                    Solutions Corp.
Carolina Power & Light      Strategic Resource           Admin Services           272,622                                   272,622
                            Solutions Corp
Powell Mountain Joint       Solid Fuel, LLC              Admin Services        26,648,498                                26,648,498
Venture
Florida Progress Corp.      Electric Fuels Corporation   Admin Services            72,196                                    72,196
Florida Power Corporation   Electric Fuels Corporation   Admin Services           599,715                                   599,715
Progress Energy, Inc.       Electric Fuels Corporation   Admin Services            47,992                                    47,992
Progress Energy Service     Electric Fuels Corporation   Admin Services         1,749,865                                 1,749,865
Co, LLC

Progress Ventures, Inc.     Electric Fuels Corporation   Admin Services           486,093                                   486,093

Powell Mountain Joint       Electric Fuels Corporation   Coal Sales             4,417,546                                 4,417,546
Venture

Memco Barge Lines, Inc.     Electric Fuels Corporation   Barge                  1,367,363                                 1,367,363
                                                         Transportation
Kanawha River Terminals,    Electric Fuels Corporation   Coal Sales               810,397                                   810,397
Inc.

Black Hawk Synfuel, LLC     Electric Fuels Corporation   Coal Sales            14,198,816                                14,198,816
Electric Fuels Corporation  Sandy River Synfuels, LLC    Admin Services         9,087,320                                 9,087,320
Kanawha River Terminals,    Sandy River Synfuels, LLC    Coal Sales             3,293,056                                 3,293,056
Inc.
Kanawha River Terminals,    Sandy River Synfuels, LLC    Admin Services         3,806,266                                 3,806,266
Inc.

Kanawha River Terminals,    Colona Synfuel, LLLP         Coal Sales            23,542,708                                23,542,708
Inc.

Kanawha River Terminals,      Colona Synfuel, LLLP         Land Rent                  6,000                          6,000
Inc.
Kanawha River Terminals,      Colona Synfuel, LLLP         Admin Services            56,833                         56,833
Inc.
Black Hawk Synfuel, LLC       Colona Synfuel, LLLP         Coal Sales             1,574,593                      1,574,593
Ceredo Liquid Terminal, LLC   Colona Synfuel, LLLP         Admin Services           998,518                        998,518


                    ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:                                (000's)
     Total consolidated capitalization as of 12/31/01.                                 $ 16,345,690       Line 1
         Total capitalization multiplied by 15%                                        $  2,451,854       Line 2
           (line 1 multiplied by 0.15)
         Greater of $50 million or line 2                                              $  2,451,854       Line 3
         Total current aggregate investment:
         (categorized by major line of energy related businesses)
              Synthetic Fuel                                           115,449
              Emulsion Products Terminal                                     0
              Electrotechnologies                                            0
              Energy Service                                               273
              Manufacturing                                               (436)
                  Total current aggregate investment                                   $    115,285       Line 4
              Difference between the greater of $50 million or 15%
              of capitalization and the total aggregate investment of
              the registered holding company system (line 3 less line 4)               $  2,336,568       Line 5


                          ITEM 5 - OTHER INVESTMENTS*

             Investment Balance                                      11/30/00

           Colona Synfuel, LLLP                                      9,092,279
           Sandy River Synfuel, LLC                                 29,981,746
           Solid Fuel, LLC                                          39,022,407
           Solid Energy LLC                                                  0
           Ceredo Synfuel LLC                                                0
           Ceredo Liquid Terminal LLC                                        -
           Progress Materials, Inc.                                  2,553,487
           Strategic Resource Solutions Corp.                      119,526,168
           Utech Venture Capital Corporation                         4,542,352
           Utech Climate Challenge Fund, LP                          2,249,375


                          ITEM 6 - FINANCIAL STATEMENTS

_______________________

* These numbers do not include Electric Fuels Corporation because the Commission has determined that a majority of the assets of Electric Fuels' subsidiaries are not retainable under the standards of Section 11(b)(1) of the Act.

Not applicable.

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereto duly authorized.

                                                   PROGRESS ENERGY, INC.
                                                   -----------------------------
                                                           Registrant

Date:    April 8, 2002                     By:      /s/ Thomas R. Sullivan
                                                    ----------------------------
                                                    Name:  Thomas R. Sullivan
                                                    Title: Treasurer